Exhibit 12
MARRIOTT INTERNATIONAL, INC. (“Marriott”)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratio)	276 Days Ended September 30, 2013	252 Days Ended September 7, 2012
Income before income taxes	$687	$578
Losses related to equity method investees	2	10
	689	588
Add/(deduct):
Fixed charges	167	177
Interest capitalized	(25)	(18)
Distributed income of equity method investees	6	5
Earnings available for fixed charges	$837	$752
Fixed charges:
Interest expensed and capitalized(1)	$113	$114
Estimate of interest within rent expense	54	63
Total fixed charges	$167	$177
Ratio of earnings to fixed charges	5.0	4.2

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
Exhibit 12